[redacted]

SO
5/16/03

03015868

UF 5-14-03

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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Securities Sales Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 8 2003
DIVISION OF MARKET REGULATION

1150 S. Olive Street, Suite T-2500
(No. and Street)

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristine Ung (213) 742-3272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Securities Sales Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles

Subscribed and sworn to before
me this 21 day of February, 2003
by Sandra C. Brown

Signature

President
Title

ISELA ORTEGA
Commission # 1291589
Notary Public - California
Los Angeles County
My Comm. Expires Jan 21, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Required by SEC Rule 17a-5

Transamerica Securities Sales Corporation

December 31, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

Date – December 31, 2002

TRANSAMERICA SECURITIES SALES CORPORATION
(Name of Respondent)

1150 South Olive Street, Los Angeles, California 90015
(Address of Principal Executive Office)

Sandra C. Brown
President
Transamerica Securities Sales Corporation
1150 South Olive Street
Los Angeles, California 90015
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Transamerica Securities Sales Corporation

Financial Statements

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Transamerica Securities Sales Corporation

We have audited the accompanying statement of financial condition of Transamerica Securities Sales Corporation as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Securities Sales Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules on pages 9 through 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 10, 2003

Transamerica Securities Sales Corporation

Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents	$	282,400
Commissions and 12b-1 fees receivable		302,397
	$	584,797
Liabilities and shareholder's equity		
Liabilities:		
Income taxes payable to parent and other liabilities	$	2,686
Commissions and 12b-1 fees payable		297,445
		300,131
Shareholder's equity:		
Common stock (par value $.01) 20,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		189,668
Retained earnings		94,988
Total shareholder's equity		284,666
Total liabilities and shareholder's equity	$	584,797

See accompanying notes.

Transamerica Securities Sales Corporation

Statement of Operations

Year ended December 31, 2002

Revenue:	
Commissions from sale of registered investment products	$ 18,155,724
Interest income	5,384
	18,161,108
Expenses:	
Commissions paid for sale of registered investment products	18,150,926
Other taxes and filing fees	3,707
	18,154,633
Income before taxes	6,475
Income taxes – federal	2,272
Net income	$ 4,203

See accompanying notes.

Transamerica Securities Sales Corporation

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2001	$ 10	$ 189,668	$ 90,785	$ 280,463
Net income	–	–	4,203	4,203
Balance at December 31, 2002	$ 10	$ 189,668	$ 94,988	$ 284,666

See accompanying notes.

Transamerica Securities Sales Corporation

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	$ 4,203
Adjustments:	
Increase in commissions and 12b-1 fees receivable	(302,397)
Increase in commissions and 12b-1 fees payable	297,445
Decrease in income taxes payable	(52,590)
Net cash used in operating activities	(53,339)
Cash and cash equivalents at December 31, 2001	335,739
Cash and cash equivalents at December 31, 2002	$ 282,400

See accompanying notes.

Transamerica Securities Sales Corporation

Notes to Financial Statements

December 31, 2002

1. Organization

Transamerica Securities Sales Corporation (the Company) is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company (TSC) which is a wholly owned subsidiary of Transamerica International Holdings, Inc. which is a wholly owned subsidiary of Transamerica Corporation (TA). On July 21, 1999, TA was acquired by AEGON N.V., a holding company organized under the laws of the Netherlands.

The Company has distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC) and Transamerica Life Insurance and Annuity Company (TALIAC) to sell and distribute variable universal life insurance and variable annuity products offered by these affiliated companies. Effective May 1, 2002, AFSG Securities Corporation, an affiliate, became the distributor for certain TOLIC and TALIAC products that had been distributed by the Company. The Company also has an exclusive distribution agreement with Transamerica Investors, Inc., an affiliated management investment company, to act as principal underwriter and distributor of Transamerica Premier Funds.

In addition, TSSC has entered into an agreement with Diversified Investors Securities Corporation (DISC), an affiliated broker-dealer, allowing DISC to sell Class A and Investor Shares of the Transamerica Premier Funds of Transamerica Investors, Inc. as part of a proprietary, bundled, full-service pension product to retirement plan sponsors. TSSC may pay DISC the 12b-1 fees and any dealer concession, as described in the prospectus.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Cash Equivalents

Cash equivalents consist primarily of a bank sponsored money market fund. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

3. Related Party Transactions

The Company has various transactions with AEGON and certain of its other subsidiaries and affiliates in the normal course of operations. All commission amounts earned and incurred relate to these agreements. Pursuant to distribution agreements, commissions owed to representatives of the Company are paid directly to the representative by TALIAC and TOLIC. Accordingly, commissions and 12b-1 fees receivable and commissions and 12b-1 fees payable are settled on a net basis with the affiliated companies.

4. Income Taxes

The Company files a consolidated federal income tax return with its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The federal income tax liability differs from the statutory rate of 35% due to certain nondeductible expenses. Current taxes due are recorded as a current income tax payable and are expected to settle through an intercompany payable to TSC on an annual basis.

The Company paid $55,276 of income taxes to TSC during 2002.

5. Net Capital Requirement

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company's net capital and required net capital was $275,433 and $20,008, respectively. Thus, the Company is in compliance with the requirements.

Supplementary Information

Transamerica Securities Sales Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital:	
Total shareholder's equity (from statement of financial condition)	$ 284,666
Total shareholder's equity qualified for net capital	$ 284,666
Nonallowable assets	(3,956)
Net capital before haircuts on securities positions	280,710
Haircuts on securities (money market fund)	(5,277)
Net capital	$ 275,433
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 20,008
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 20,008
Excess net capital	$ 255,425
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 245,419
Computation of aggregate indebtedness:	
Total liabilities and aggregate indebtedness	$ 300,131
Ratio of aggregate indebtedness to net capital	1.09
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

See report of independent auditors.

Transamerica Securities Sales Corporation

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under Section (k)(2)(a).

See report of independent auditors.

Transamerica Securities Sales Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

The Computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation included in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2002.

See report of independent auditors.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Transamerica Securities Sales Corporation

In planning and performing our audit of the financial statements of Transamerica Securities Sales Corporation for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 10, 2003